FS Multi-Alternative Income Fund

201 Rouse Boulevard

Philadelphia, PA 19112

July 31, 2019

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	FS Multi-Alternative Income Fund (the “Fund”)

(1933 Act Registration No. 333-224312)/(1940 Act Registration No. 811-23338)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we hereby request that the effective date of the Fund’s registration statement on Form N-2 under the Securities Act, and Pre-Effective Amendment No. 6 thereto, and Amendment No. 6 to the Fund’s registration statement on Form N-2 under the Investment Company Act of 1940, as amended, be accelerated to August 2, 2019, or as soon thereafter as is reasonably practicable.

Should the Securities and Exchange Commission (the “Commission”) or staff, acting pursuant to delegated authority, declare the filing effective, the Fund acknowledges that such action does not foreclose the Commission from taking any action with respect to the filing. The Fund further acknowledges that the action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

FS MULTI-ALTERNATIVE INCOME FUND

/s/ Michael C. Forman

Name:   Michael C. Forman

Title:     Chief Executive Officer

Securities and Exchange Commission

July 31, 2019

ALPS DISTRIBUTORS, INC.

/s/ Steven B. Price

Name:   Steven B. Price

Title:     SVP, Director of Distribution Services